RECEIPT

Algonquin Power & Utilities Corp.

This is the receipt of the Ontario Securities Commission for the Short Form Prospectus of the above Issuer dated February 22, 2016 (the prospectus).

The prospectus has been filed under Multilateral Instrument 11-102 Passport System in British Columbia, Alberta, Saskatchewan, Manitoba, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador. A receipt for the prospectus is deemed to be issued by the regulator in each of those jurisdictions, if the conditions of the Instrument have been satisfied.

February 23, 2016

Huston Loke

Huston Loke
Director, Corporate Finance Branch

SEDAR Project # 2442267